Filed by Salesforce.com, inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Slack Technologies, Inc.

Commission File No.: 001-38926

Date: June 3, 2021

This filing relates to the proposed merger of Slack Technologies, Inc., a Delaware Corporation (“Slack”), with Skyline Strategies I Inc. (“Merger Sub I”), a Delaware corporation and a wholly owned subsidiary of Salesforce.com, inc., a Delaware corporation (“Salesforce”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of December 1, 2020, by and among Salesforce, Merger Sub I, Skyline Strategies II LLC, a Delaware corporation and a wholly owned subsidiary of Salesforce, and Slack.

The following excerpts are from an article published by Fortune on June 3, 2021.

Force of nature: How the unstoppable Marc Benioff fueled Salesforce’s stratospheric rise

Fortune

By Michal Lev-Ram

June 3, 2021

https://fortune.com/longform/marc-benioff-salesforce-slack-acquisition-diversity-inclusion-fortune-500/

Benioff is already nipping at the heels of his old employer, Oracle (ranked No. 80 on this year’s list), and he has his eye set on a far bigger rival—Microsoft (No. 15)—its fiercest competitor in enterprise apps like customer relationship management (CRM) software. “Salesforce is the only company that can challenge Microsoft in enterprise applications,” Anurag Rana, a senior analyst for Bloomberg Intelligence, tells Fortune.

The two companies will soon compete in another arena too: the contest for collaboration tools that allow distributed workforces to interact in real time—something that has grown even more essential since the start of the pandemic. Benioff sees that future and wants to seize it: “We want to be the leader in work from anywhere,” he says, as though the mere declaration were a five-year plan.

But Benioff does have a road map: In December, Salesforce announced its planned acquisition of collaboration software maker Slack, a $27.7 billion deal that is expected to close this summer. Benioff wants Slack to be the future interface for his company’s tools. The colossal combo, which he’s referred to as a “perfect match,” is Salesforce’s biggest M&A move yet. Some analysts, though, are concerned the company overpaid for it. (The deal valued Slack at more than 30 times its revenue for fiscal 2021, its last reported year.) They are also worried that Slack, which struggled to grow at the same rate as some of its rivals during the pandemic, will ultimately dilute Salesforce’s margins at a time when they want the company to focus on profit, not revenue growth. “The Street gets very annoyed, because he’s constantly buying things, and he’s constantly going after [revenue] growth,” says Rana.

Now Benioff has to show that his riskiest purchase yet was worth the price tag—that Slack can become the central hub for all of Salesforce’s software, and that this integration can not only happen quickly but also give his products such an edge that it helps him get to his $50 billion goal.

“You know, I think the genius of Stewart Butterfield is that he’s created an environment that lets anybody work on a phone or computer anywhere,” Benioff says of Slack’s founder and CEO, when our conversation finally does turn to the topic at hand. “And he’s done it in a much easier way. He’s a pioneer in this idea that this collaborative interface is what the future of computing is going to be.”

When Salesforce announced on Dec. 1 it had entered into an agreement to acquire Slack, many investors weren’t thrilled, says Mark Murphy, a research analyst with J.P. Morgan. “It’s a high multiple and high valuation for Slack. So it had better work because of that, or it’s going to be a big mistake.” By that day’s market close, Salesforce’s stock had tumbled more than 8%.

Benioff has acquired many companies over the years—more than 30 over just the past five years—a pattern that some have criticized as an effort to grow revenue at the expense of profit margins. But he says buying Slack offers a wholly different opportunity than previous purchases: to completely rethink how customers access and interact with Salesforce tools.

More than a decade ago, Benioff tried to create his own collaborative interface, called Chatter. But the glorified group chat feature never really took off. “We kind of stopped innovating [on it], mostly because it wasn’t really a revenue item for us; it was more of an internal feed inside Salesforce,” says Benioff.

Chatter may have been ahead of its time, or it may have been a subpar product because it wasn’t in Salesforce’s wheelhouse. Where the company does shine is in developing software that is designed for customer-facing corporate teams—think sales, marketing, and customer service. Salesforce’s first offering was targeted to salespeople: customer relationship management software, which sales teams use for tracking customer interactions, sending personalized messages, and all sorts of other things. (“CRM,” which is Salesforce’s stock ticker, represents about a quarter of the company’s revenue today, though it’s now the slowest-growing category.)

But Murphy, the J.P. Morgan analyst, still says that Benioff has an uncanny ability to know where the puck is heading. “Salesforce is a company that understands the future of business,” he says. “It just stays ahead of the market at all times.”

Slack’s growth hasn’t been meteoric; nor has the company experienced the huge pandemic bump that some of its peers, like videoconferencing phenom Zoom, have seen. But the company’s product is sticky, especially for corporate customers with younger workforces. And in this case, the combination may well be worth more than the sum of its parts. “Salesforce is investing a lot in Slack,” Butterfield tells me in a recent interview. “I don’t mean money, I mean people. I mean like in the kind of platform integrations we’ve been trying to sell the world for a long time.”

While Benioff has a flair for bombast, Butterfield has a reputation for nuance—and when we talk about the sale to Salesforce, he acknowledges that the gamble remains a big one: “Most M&A doesn’t work, so you kind of have to go into this believing that this is exceptional,” he says. Butterfield is quick to add that he believes this arrangement is exceptional. One of the reasons he’s optimistic, despite the odds being against the long-term success of the deal, is that he knows Benioff is throwing his full weight behind the plans for a deep integration of the two companies’ products. And if Benioff is on board, well, then it just might come to fruition. “He has demonstrated over and over again that when he really wants something to happen, it happens,” says Butterfield.

There’s something else that unites the two founders, different as they are: a common enemy, Microsoft. Its Teams product, which it calls a “solution for work communications,” is bundled with its broader offerings of online enterprise tools, which helps give it a major boost when it comes to customer uptake. But the pandemic helped too: Microsoft says it now has 145 million daily users of Teams, up from 32 million at the onset of COVID.

In the summer of 2020, Slack filed a complaint against Microsoft with the European Commission, alleging that the larger company was unfairly bundling its rival tool with its larger suite of widely used products. (Microsoft vigorously denies the claim.) Salesforce has had its own beef with Microsoft too. Back in 2015, Microsoft tried to buy Salesforce, but talks reportedly fell apart. And the two companies have sold competing products for years, though Salesforce is well ahead when it comes to its signature product, CRM, which has more than four times the market share of Microsoft.

Butterfield himself presents another potential asset to Salesforce and its ability to compete in the future. Like Benioff, he’s a visionary, though he represents a different generation: one that’s more proficient with emoji.

Another asset, insiders say, has been Bret Taylor, now Salesforce’s president and chief operating officer, who came into the company via the 2016 acquisition of his startup, Quip. Taylor, who is also a former chief technology officer at Facebook, is considered by many to be Benioff’s heir apparent. “Marc’s shoes are impossible to fill,” says Taylor. “Whoever comes after Marc will have to make their own imprint on the company.”

Benioff has said that it was Taylor and Butterfield who initially approached him with the idea for the Slack deal. And the two men could represent a new era at Salesforce—that is, if they stick around. Salesforce has a mixed record when it comes to holding on to the founders of companies it acquires, and, sometimes, to its executives.

Forward-Looking Statements

This communication relates to a proposed business combination transaction between Salesforce.com, inc. (“Salesforce”) and Slack Technologies, Inc. (“Slack”). This communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements relate to future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction and other aspects of our operations or operating results. These forward-looking statements generally can be identified by phrases such as “will,” “expects,” “anticipates,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of Salesforce’s or Slack’s stock. These forward-looking statements involve certain risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to: the impact of public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; the effect of the announcement of the merger on the ability of Salesforce or Slack to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Salesforce or Slack do business, or on Salesforce’s or Slack’s operating results and business generally; risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; the outcome of any legal proceedings related to the merger; the ability of the parties to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, including the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; the ability of Salesforce to successfully integrate Slack’s operations; the ability of Salesforce to implement its plans, forecasts and other expectations with respect to Salesforce’s business after the completion of the transaction and realize expected synergies; and business disruption following the merger. These risks, as well as other risks related to the proposed transaction, are included in the registration statement on Form S-4 (as amended, the “Registration Statement”) that was filed by Salesforce with the Securities and Exchange Commission (“SEC”) and declared effective by the SEC on January 29, 2021, the prospectus that was filed by Salesforce with the SEC on January 29, 2021 (the “Prospectus”) and the definitive proxy statement that was filed by Slack with the SEC on January 29, 2021 (the “Proxy Statement”). While the list of factors presented here is, and the list of factors presented in the Registration Statement, Prospectus or Proxy Statement are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Salesforce’s and Slack’s respective periodic reports and other filings with the SEC, including the risk factors identified in Salesforce’s and Slack’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither Salesforce nor Slack undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, Salesforce filed with the SEC the Registration Statement and the Prospectus, and Slack filed with the SEC the Proxy Statement. The Registration was declared effective on January 29, 2021 and the Prospectus and the Proxy Statement were first mailed to shareholders of Slack on or about January 29, 2021. Each of Salesforce and Slack may also file other relevant documents with the SEC regarding the proposed transaction. The information in the Prospectus and Proxy Statement may be changed. This document is not a substitute for the Registration Statement, the Prospectus and the Proxy Statement or any other document that Salesforce or Slack may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROSPECTUS AND THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders are able to obtain free copies of the Registration Statement, the Prospectus and the Proxy Statement and all other documents containing important information about Salesforce, Slack and the proposed transaction, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Salesforce may be obtained free of charge on Salesforce’s website at http://www.Salesforce.com/investor or by contacting Salesforce’s Investor Relations department at investor@Salesforce.com. Copies of the documents filed with the SEC by Slack may be obtained free of charge on Slack’s website at investor.Slackhq.com or by contacting Slack’s Investor Relations department at ir@Slack.com.

Participants in the Solicitation

Salesforce, Slack and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Salesforce, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Salesforce’s proxy statement for its 2021 Annual Meeting of Stockholders, which was filed with the SEC on April 29, 2021, and Salesforce’s Annual Report on Form 10-K for the fiscal year ended January 31, 2021, which was filed with the SEC on March 17, 2021. Information about the directors and executive officers of Slack, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Slack’s Annual Report on Form 10-K for the fiscal year ended January 31, 2021, which was filed with the SEC on March 19, 2021. Investors may obtain additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction by reading the Prospectus and the Proxy Statement and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the Prospectus and the Proxy Statement carefully before making any voting or investment decisions. You may obtain free copies of these documents from Salesforce or Slack using the sources indicated above.